

September 23, 2009

Kenneth V. Huseman
President
Basic Energy Services, Inc.
500 W. Illinois, Suite 100
Midland, TX 79701

      Re: Basic Energy Services, Inc.
              Registration Statement on Form S-4
              File No. 333-161693
              Filed September 2, 2009

Dear Mr. Huseman:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please make corresponding changes, as appropriate, to all documents. This will eliminate the need for us to issue repetitive comments to address deficiencies that appear at more than one place, including within the documents you file as exhibits.

Supplemental Letter

2.   Revise to make clear that broker-dealers may be statutory underwriters if they hold Old Notes acquired for their own account as a result of market-making

activities or other trading activities and they receive New Notes in exchange for Old Notes in the Exchange Offer.

Purpose and Effect of the Exchange Offer, page 102

3.   All exchange offer participants, including broker-dealers, must represent that they are not engaged in, and do not intend to engage in, a distribution of the New Notes. The phrase, "if you are not a broker-dealer" does not belong in the above representation, which also appears elsewhere in the document, as well as in the letter to brokers, transmittal letter, and supplemental letter.

Determination of Validity, page 106

4.   You indicate that you reserve the right to waive the ineligibility of any tendering holder. Please revise to clarify whether this right to waive ineligibility of a tendering holder includes the right to waive ineligibility of a tendering holder determined not to be eligible based on the no-action letters, Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).

Exhibit 5.1

5.   Please obtain a new opinion which does not include the penultimate paragraph. If necessary, counsel may obtain and rely upon a certificate of officers of Basic Energy Services, Inc. as the basis for its opinion, and it may indicate its reliance thereupon, as it already has done.

Closing Comments

        Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Philip Peacock
        (713) 220-4285